Exhibit 99.1

For Immediate Release

TFI International to Release 2025 Fourth Quarter Results

Montreal, Quebec, January 21, 2026 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it will release its financial results for the fourth quarter ended December 31, 2025 via news release on Tuesday, February 17, 2026 after market close. The company will host a webcast with Alain Bédard, Chairman, President and Chief Executive Officer, and David Saperstein, Chief Financial Officer, on Wednesday, February 18, 2026 at 8:30 AM Eastern Time, to discuss results.

Webcast Details:

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Date: Wednesday, February 18, 2026
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Time: 8:30 AM Eastern Time
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Live webcast & replay: Presentations & Reports within the Investors section of the Company website

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com